UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 7

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$1,256,184,542		$49,368.06

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 40,522,082 shares of Mentor Corporation common stock (representing the shares of common stock outstanding, in-the-money options, shares of common stock issuable upon the exercise of outstanding performance stock unit awards and shares of common stock issuable upon conversion of Mentor Corporation’s outstanding 2.75% Convertible Subordinated Notes, due 2024, in each case outstanding as of November 28, 2008 and the shares of common stock subject to outstanding rights under the employee stock purchase plan of Mentor Corporation as of December 1, 2008), by $31.00 per share (which is the offer price).

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $49,368.06	Filing Party: Johnson & Johnson and Maple Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: December 12, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2008, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a purchase price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The subsequent offering period for the Offer expired as scheduled at 12:00 midnight, New York City time, on January 22, 2009.  The subsequent offering period was not extended.  Based on the information provided by the Depositary to Parent, approximately 350,118 Shares were validly tendered during the subsequent offering period, and a total of approximately 31,806,675 Shares were tendered during the initial offering period and the subsequent offering period taken together (including approximately 565,142 Shares subject to guaranteed delivery procedures), representing approximately 93.9% of the Shares outstanding.  The Purchaser has accepted for payment all Shares validly tendered and not withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period.

Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger following the expiration of the subsequent offering period.  The Merger Agreement provides, among other things, that, subject to certain conditions, the Purchaser will be merged with and into Seller with Seller continuing as the Surviving Corporation, wholly owned by Parent.  Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares directly owned by Seller, Parent or the Purchaser immediately prior to the Effective Time, which will be automatically canceled and shall cease to exist, and (ii) Shares held of record or beneficially owned by Seller’s shareholders who properly demand appraisal of such Shares under the Minnesota Business Corporation Act) will be converted into the right to receive $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer.  Following the Merger, the Shares will no longer be listed on the NYSE.

The press release issued by Parent announcing the expiration of the subsequent offering period and the completion of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(H) Press Release issued by Johnson & Johnson on January 23, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAPLE MERGER SUB, INC.

By:	/s/ Susan E. Morano
Name: Susan E. Morano
Title: Chief Executive Officer
Date: January 23, 2009

JOHNSON & JOHNSON

By:	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: January 23, 2009

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